Reply to: Daniel D. Nauth
Telephone: 416.477.6031
Fax: 416.477.6032
Email: dnauth@nauth.com

June 11, 2020

Via EDGAR Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549 USA Attention: John Reynolds, Assistant Director Division of Corporate Finance

Re: Shackelford Pharma Inc.
Offering Statement on Form 1-A
Filed May 4, 2020
File No. 024-11206

Ladies and Gentlemen:

Set forth below, on behalf of our client Shackelford Pharma Inc. (the "Company"), we are transmitting for your review the Company's responses to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated May 31, 2020 (the "Comment Letter"), with respect to the Company's Offering Statement on Form 1-A submitted to the Commission on May 4, 2020 (the "Regulation A Registration Statement").

To facilitate the Staff's review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company's responses immediately following the numbered comments.

Summary, page 6

1. We note your disclosure that the Company was created to translate the clinical knowledge and insights of Dr. Shackelford, gained through his treatment of more than 25,000 patients using medical cannabis. Please place your disclosure in appropriate context by disclosing that the U.S. Food and Drug Administration (FDA) has, to date, not approved any marketing application for cannabis for the treatment of any disease or condition and has approved only one cannabis-derived and three cannabis-related drug products.

U.S. Securities and Exchange Commission
June 11, 2020

Response: The Company acknowledges the comment by Staff and proposes to include as the fourth (4th) paragraph on page 10 of the Regulation A Registration Statement under the heading "Regulatory Environment" the following disclosure in bold:

The U.S. Food and Drug Administration (FDA) has, to date, not approved any marketing application for cannabis for the treatment of any disease or condition and has approved one cannabis-derived drug product "Epidiolex" and three cannabis-related drug products, Marinol, Syndros and Cesamet.

Conflicts of Interest, page 31

2. We note the disclosure on page 53 that Dr. Shannon has served as senior medical advisor for several Canadian cannabis LPs. Please expand this risk factor, if applicable, to discuss any other material risks related to his "parallel track" within the cannabis business.

Response: The Company acknowledges the comment by Staff and proposes revise the last paragraph in Dr. Shannon's biography on page 53 of the Regulation A Registration Statement as follows:

~~On a parallel track,~~ Dr Shannon has previously served as senior medical advisor for ~~several~~ Canadian cannabis LPs. ~~and is currently engaged in the development of more effective, zero residue, approaches to insect control and fungal elimination within cannabis growth facilities.~~

The Company advises the Staff that, while acting as a consultant, Dr. Shannon co-developed a trioxidane-based broad spectrum decontamination system specifically for use in hospital decontamination. While the system does have potential applications in the cannabis growing industry and is currently being tested by the decontamination system company that Dr. Shannon consulted for, the testing program does not involve Dr. Shannon.  As such, the Company has revised the last paragraph of Dr. Shannon's biography on page 53 as there is no present or future conflict or "parallel track" within the cannabis industry with respect to Dr. Shannon.

As a result, the Company believes Dr. Shannon does not possess a conflict of interest respectfully submits that revisions to this risk factor are not necessary.

Description of Business, page 37

3. Please revise to include the information required by Item 8 of Part II to Form 1- A.

U.S. Securities and Exchange Commission
June 11, 2020

Response: The Company acknowledges the comment by Staff and respectfully submits that Item 8 of Part II of From 1-A is not applicable to the Company. Currently, the Company has no property which it has leased or acquired. While the Company anticipates that it may enter into a modest lease in the coming months, there is no assurance this will occur. As such, the Company proposes to include, under "Description of Business - Property", the following statement (page 42):

Property

The Company does not currently own, rent or lease any property. The Company may enter into a lease agreement for office space in the future; however, no assurance can be provided that this will occur. The Company currently has no plans to acquire any real property.

CBD & Wellness Products, page 38

4. You appear to describe your CBD & Wellness Products as products that provide certain therapeutic benefits, stating, for example, that they "provide wellness solutions" and that you are currently targeting "acute pain management." Products that are intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease and/or intended to affect the structure or any function of the body are considered drugs under the Federal Food, Drug and Cosmetic Act and subject to FDA approval. Please revise this section to describe the regulatory status of these products, or revise to avoid unsubstantiated therapeutic claims.

Response: The Company acknowledges the comment by Staff and advises Staff that the Company chosen to revise the Regulation A Registration Statement to avoid unsubstantiated therapeutic claims. In addition, the Company has updated any specific reference to products that are "wellness" related and re-identified those products as "nutraceutical" on page 38 under the indicated heading, and throughout the document.

Our Products & Services, Page 38

5. Please revise this section to disclose in greater detail the current stage of your business. Your disclosure should clearly state the current status of development, the steps you have taken toward your planned operations, your intended customers and market(s) in which you plan to distribute your products, your anticipated timeline, and the steps remain. Please provide such disclosure with respect to each of the "channels of interest" you intend to pursue. Also, in this regard, we note your statement that "[m]anagement is concurrently working towards creating products based upon proprietary clinical development plans focused on addressing significant medical challenges." Please revise to clarify whether you have started pre-clinical development

U.S. Securities and Exchange Commission
June 11, 2020

Response: The Company acknowledges the comment by Staff and has made revisions to the disclosure contained in this Section, as reflected in Amendment No. 1 to the Regulation A Registration Statement filed with the Commission, in an effort to address the foregoing comments. Given the length of the revisions a blacklined copy of the Regulation A Registration Statement has been provided to Staff for review (page 38 onwards).

6. We note your disclosure that "patent protection is viewed as essential" for certain of your products. Additionally, we note the risk factor on page 26 which states that you are developing intellectual property and possess trade secrets associated with your business. Please provide the material terms and expiration of intellectual property currently owned by the company. Refer to Item 7(a)(2) of Form 1-A.

Response: The Company respectfully advises Staff that the Company currently has no intellectual property for which it has filed a patent application or is awaiting review and/or decision by any patent authority or office. The Company has removed the statement "patent protection is viewed as essential" (on pages 8 and 38 of the Regulation A Registration Statement) and proposes to revise the risk factor on page 26 as set forth below:

If we are unable to protect our intellectual property rights and trade secrets, our competitive position could be harmed.

While ~~W~~we are developing intellectual property and possess trade secrets associated with our business, we have not yet filed for, nor produced IP related to our products in development. We may also acquire additional intellectual property in the future. There is no assurance that we will be able to protect ~~our~~ such intellectual property from infringement or challenges by third parties. Additionally, the U.S. Patent and Trademark Office does not allow trademarks directly related to cannabis and cannabis products to be registered due to the illegal nature of the business and products under federal law. While patent protection for inventions related to cannabis and cannabis products is available, there are substantial difficulties faced in the patent process by cannabis-related businesses.  There can be no assurances that any proprietary business processes, patents, copyrights or trademarks that may be issued to a cannabis business will offer any degree of protection.

Proprietary Cannabis-based Formulations, page 39

7. Please revise to describe the regulatory process, including all the processes you must complete before any of your products will be considered for FDA approval. For example, describe the various phases of clinical trials. Please also discuss the regulatory processes in Israel and Canada.

U.S. Securities and Exchange Commission
June 11, 2020

Response: The Company acknowledges the comment by Staff and has included additional disclosure regarding the regulatory process for drug development and FDA requirements thereto, as reflected in Amendment No. 1 to the Regulation A Registration Statement filed with the Commission. In addition, the Company has revised several of the risk factors to cross-reference the additional disclosure regarding the regulatory process for drug development (with specific disclosure included under the "Government Regulation" section on page 45). Given the length of the revisions a blacklined copy of the Regulation A Registration Statement has been provided to Staff for review (page 58).

8. We note that your proprietary cannabis-based formulations are designed to address "significant medical challenges" and will initially target the dispensary channel. Please revise this section to clearly disclose the legality of your plans under U.S. federal law.

Response: The Company acknowledges the comment by Staff and proposes revise the first two paragraphs of this Section on page 39 as follows:

Management is concurrently working towards creating products based upon proprietary clinical development plans focused on addressing significant medical challenges. The Company believes this will enable the creation of proprietary intellectual property~~, and the development of medical claims based on clinical evidence,~~ and potentially allow for the opportunity to apply for regulatory approval in markets of interest. Initially, these products will target the Dispensary channel. To date, FDA has not approved a marketing application for cannabis for the treatment of any disease or condition and thus has not determined that cannabis is safe and effective for any particular disease or condition. The agency has, however, approved one cannabis-derived and three cannabis-related drug products.

For indications that show the greatest level of efficacy following initial clinical study work, which will be carried out in compliance with all applicable laws and regulations of the jurisdiction, the Company may choose to pursue pharmaceutical designations. ~~by submitting the target indications to the FDA (within the United States) or an equivalent authority in another country.~~ In such circumstances, the Company may need to comply with the drug research, approval and registration processes and requirements of the designated authorities for drugs developed and marketed on a national scale, such as the FDA and DEA in the United States, the EMA (European Medicines Agency) in Europe, or Health Canada within Canada. If the Company decides to seek approval or registration for any of its future cannabis-based products, there is no guarantee that the Company would be successful in obtaining such approvals or registrations.

U.S. Securities and Exchange Commission
June 11, 2020

Transactions with Related Persons, page 58

9. Please expand to provide all of the information required by Item 13 and the instructions to Item 13 of Form 1-A, such as the name of each person whose interest in any transaction is described. As one example, please expand to describe the transactions that make up the balance of the accounts payable to related parties of $119,094 as of December 31, 2019.

Response: The Company acknowledges the comment by Staff and has revised the Section accordingly. Given the length of the revisions a blacklined copy of the Regulation A Registration Statement has been provided to Staff for review.

Signatures, page 70

10. Please have your principal accounting officer sign the offering statement. See Instruction 1 to Signatures of Form 1-A.

Response: The Company acknowledges the comment by Staff and will ensure that Amendment No. 1 to the Regulation A Registration Statement the principal accounting officer will execute and be identified as such in the Amendment No. 1 to the Regulation A Registration Statement.

Exhibits

11. Please have counsel revise the opinion filed as Exhibit 12.1 to remove the statement that with respect to the opinion that the shares will be fully paid and non-assessable, "[n]o opinion is expressed as to the adequacy of any consideration received," or provide an analysis as to why this statement is necessary and appropriate.

Response: The Company acknowledges the comment by Staff and counsel has agreed to revise the opinion filed as Exhibit 12.1 as requested by Staff. The revised opinion will be included with Amendment No. 1 to the Regulation A Registration Statement.

* * * * *

The Company hereby advises, or acknowledges to, Staff that:

• The Dalmore Group LLC ("Dalmore"), a FINRA/SIPC registered broker-dealer (CRD#136352) has been engaged by the Company to provide broker-dealer services in connection with the Offering and understands that the Regulation A Registration Statement will not be qualified until FINRA advises it has no objections to the compensation arrangement between the Company and Dalmore.

U.S. Securities and Exchange Commission
June 11, 2020

• The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

• The Company is aware of its continuous reporting obligations under Rule 257 of Regulation A upon qualification by Staff of the Regulation A Registration Statement.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031.  You also may contact the undersigned be email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth

Daniel D. Nauth

cc: Mark Godsy, Chief Executive Officer

Shackelford Pharma Inc.